Exhibit 99.1

Origin Agritech Limited to Benefit from Prestigious National Agricultural Industrialization - ‘Leading Enterprise’ Status

Company will enjoy preferential developmental and tax policies until 2012

BEIJING--(BUSINESS WIRE)--July 6, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”) is pleased to announce that it has been named National Agricultural Industrialization - ‘Leading Enterprise’ by a joint committee of eight ministries of the Chinese Government. Origin will hold this premier title and benefit from preferential policies such as corporate taxation exemption, preferential purchase rights, and other core development issues. This qualification is valid for the company until July 2012, and was approved by the Ministry of Agriculture (MOA), National Development and Reform Commission (NDRC), Ministry of Finance (MOF), Ministry of Commerce (MOFCOM), People's Bank of China, State Administration of Taxation, China Securities Regulatory Commission (CSRC), and the China Federation of Supply and Marketing Cooperative.

Mr. Liang Yuan, Chief Executive Officer and President of Origin Agritech, stated, “The State of Agricultural Industrialization - ‘Leading Enterprise’ designation not only gives evidence of the strength of our base business, but also is further recognition of our current and future status in this crucial industry. Furthermore, a number of projects assigned by these various government ministries expressly state that only ‘Leading Enterprises’ can qualify toward participation. This title plays an active role of the long term development of our Company.”

Companies that meet the following conditions could be exempt from corporate income tax due to the Ministry of Finance and the State Administration of Taxation on certain specific agricultural issues. During this review, these companies are identified as a priority for the country and comply with operational requirements set forth by the ministries.

Mr. Irving H. Kau, Acting Chief Financial Officer commented, “The income tax exemptions may be the most important policy to these ‘Leading Enterprises’. However, the company will also enjoy preferential policies in plant and building construction, purchase of raw materials, import and export of equipment, among other important benefits. This will certainly contribute to further enhance the company’s competitiveness.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101 or 011.86.136.8108.0243
Acting Chief Financial Officer
irvingkau@originseed.com.cn